NEWS RELEASE

INTEROIL SIGNS PRELIMINARY WORKS JOINT VENTURE
AGREEMENT WITH MITSUI

Agreement Provides Funding For Preliminary Works at Condensate Stripping Plant

Project Anticipates Yield of Approximately 9,000 Barrels of Condensate Per Day

Cairns, Australia and Houston, TX -- April 15, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced today that the Company has entered into agreements with Mitsui & Co. Ltd., to jointly operate and fund the preliminary works involved to develop a proposed condensate stripping facility (‘the Project’) at InterOil’s Elk and Antelope field site in Gulf Province, Papua New Guinea.

The preliminary works program is for all the works required to take us through the Front End Engineering and Design (FEED) stage for the construction of a condensate stripping plant, to the point of Final Investment Decision (FID).  The Project is proposed to be designed to process 400 million standard cubic feet per day (mmscf/day) of wellhead gas with an anticipated yield of approximately 9,000 barrels (bbls) of condensate per day.  Dry gas will be reinjected into the reservoir for storage until the proposed LNG facility has been constructed.  The condensate will be barged to the InterOil refinery in Port Moresby for processing and sale.

InterOil and Mitsui will each be responsible for half of the capital expenditure involved in the preliminary works and Mitsui will fund InterOil’s share.

Standard conditions of the agreements include the completion of FEED, an EPC agreement, and the definitive agreements by December 31, 2010, necessary to reach FID.  In the event that FID is not reached, InterOil will be required to refund the capital expenditure incurred to date within a specified period.

Mr. Phil Mulacek stated, “We look forward to a long and prosperous relationship with Mitsui, one of the largest energy conglomerates in Japan.  When in production, the condensate project will provide a stable platform of early cash flow enhancing the benefit to partners in our proposed LNG project.”

Interoil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements.  These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.  Although a final project has not yet been sanctioned, pre-Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.